Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005

                                   May 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Edward M. Kelly, Esq.
           Senior Counsel
           Division of Corporation Finance

Re:        Ciralight Global, Inc.
           Registration Statement on Form S-1
           Filed on March 23, 2010
           File No. 333-165638

Dear Madam or Sir,

     This letter is in response to your letter to me of April 19, 2010, regarding the above referenced matter ("Comment Letter"). Ciralight Global, Inc. will be filing an amendment to the referenced Form S-1 ("Form S-1/A") later today. Please note that in addition to responding to the Comment Letter, we are requesting a waiver of certain financial information. The waiver request is included in our response to Comment No. 28.

     Our responses to the Comment Letter follow:

Registration Statement's Facing Page

1. The EDGAR system's records indicate that Ciralight Global's primary standard industrial classification code number is 3444 and not 5030. Please revise or advise.

     Response: We have revised the standard industrial classification code to 3444 by amendment.

     We May Be Exposed to Potential Risks Resulting From New Requirements  Under
     Section 404 .... Page 10

2.   Please update this risk factor as applicable.

     Response: We have updated this risk factor to reflect applicable dates in 2010.

Risk Factors, page 5

3. Please include a risk factor that addresses the fact that your auditors have expressed substantial doubt about your ability to continue as a going concern.

     Response: Our auditors expressed substantial doubt about our ability to continue as a going concern in the auditor reports for the audits of Ciralight, Inc. for the 2007 and 2008 fiscal years. However, no going concern qualification was contained in the auditors report for 2009 on Ciralight Global, Inc. Accordingly, we see no need to add a new risk factor re: going concern qualification.

Selling Shareholders, page 14

4.   Ensure that your  disclosure  includes all of the  information  required by
     Item 507 Regulation S-K. For example, state any position, office or other material relationship which each selling shareholder has had within the past three years with Ciralight Global. Also describe briefly any continuing relationship of Ciralight Global with selling shareholders.

     Response: None of the selling shareholders has any past, present, continuing or future relationship with us. Accordingly, we have amended our disclosures in the section entitled "Selling Shareholders" by adding the following disclosure:

     "None of the selling shareholders has had any position, office or other material relationship with the company within the past three years and none of the selling shareholders has any continuing relationship with the Company going forward."

5. For a beneficial owner that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment controlover the securities held by the beneficial owner. For guidance, you may wish to refer to Question and Answer 140.02 in the Regulation S-K section of our"Compliance & Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

     Response: We have amended our disclosures in the section entitled "Selling Shareholders" by adding footnotes 5, 6, 7, 8 and 9 to indicate the natural persons having sole or shared voting and investment control over the securities beneficially owned by:

     J. Panela P. Broderick Family  Protection Trust (5)
     Steven S. & Michelle L. Maughan (6)
     Arthur Lyn Simon & Helen I. Simon,  JTWROS (7)
     TEW Investments, LLC (8)
     M. Dunford Weston Family Partnership (9)

6. State that Ciralight Global will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

     Response: We have amended our disclosures in the section entitled "Selling Shareholders" by adding the following paragraph immediately before the table:

     "The Company will file a prospectus supplement to name successors to any named selling shareholders who are able to use this prospectus to resell their securities."

Market for Common Equity and Related Stockholder Matters, page 21

7. We note the disclosure that Ciralight Global does not anticipate any Rule 144 eligibility for its shareholders until the third quarter of Note that if Ciralight Global was a blank check company before its April 2009 exchange of stock for assets agreement with Mr. George Adams, Sr., Rule 144 is unavailable for resale of its securities. See Rule 144(i)(l)(ii).

     See also Release No. 33-8869. Please revise or advise.

     Response: We have deleted the paragraph that stated "...that Ciralight Global does not anticipate any Rule 144 eligibility for its shareholders until the third quarter of 2010."

Preferred Stock, page 22

8.   Please disclose the voting rights of your preferred shares.

     Response: As long as Mr. Adams or his assignee owns 1,000,000 shares of our Series A Preferred Stock and at least 3,200,000 shares of our common stock, such holder shall have the right to vote 51% of the total votes necessary for the election of directors and for any acquisition or merger transaction. It is our position that if Mr. Adams or his assignee does not meet both ownership thresholds (i.e., owns all 1,000,000 shares of our Series A Preferred Stock and owns at least 3,200,000 shares of our common stock at the same time), then Mr. Adams or his assignee can only vote the number of shares of common stock owned and no super-majority voting rights exist."

     We have amended the filing so that the section entitled "Preferred Stock - Voting Rights" reads as follows:

     "Voting Rights. As long as the holder of our Series A Preferred Stock owns all 1,000,000 shares of our Series A Preferred Stock issued and outstanding and such holder owns at least 3,200,000 shares of our common stock, then such holder shall have the right to vote 51% of the total votes necessary for the election of directors and for any acquisition or merger transaction."

Description of Business, page 26

9. We note the disclosure that you do not consider the company whose assets you ultimately acquired to be a predecessor. However, in light of your disclosure throughout the prospectus, specifically the MD&A and risk factors, discussing brand image and prior operations, please consider providing disclosure that addresses the competitive and marketing challenges related to retaining the prior company's name, trademarks and patent. Discuss, as applicable, the effect on you of the fact that the prior company is defunct and has had its assets acquired by its creditors.

     Response: We have worked diligently to improve our brand image and the reputation of our Company and have been very mindful of the potential impact that the defunct Ciralight, Inc. and Mr. Adams' foreclosure on its assets could or has had on the Company. We have worked very hard to improve the SunTracker One(TM) and SunTracker Two(TM) products by making them more reliable, more functional and more acceptable to dealers, distributors and customers. We have developed excellent relationships with our suppliers and we reached out to the customers who bought skylights from Ciralight, Inc. that may have malfunctioned and have replaced parts and components as necessary by allowing such customers to buy replacement parts and components at our cost. This program of reaching out to those customers has reaped rewards for the Company as we are now receiving new orders from some of the old company's customers. We do not believe that the fact that the prior company is defunct and has had its assets acquired by its creditors has had any material impact on us due to our proactive engagement with our suppliers, some of whom were creditors of the prior company.

10. In April 2009, you entered into an exchange of stock for assets arrangement with Mr. George Adams, Sr. to acquire certain assets, such assets having been foreclosed on by Mr. Adams, who was a senior creditor of Ciralight, Inc. You disclose also that Ciralight is not a predecessor to Ciralight Global and you have no affiliation, contractual or otherwise, with Ciralight, Inc. Given that you have essentially continued the revenue generating activity of Ciralight, Inc., please tell us in greater detail how you determined that Ciralight, Inc. is not a predecessor to Ciralight Global, Inc. Refer to Rule 405 of Regulation C.

     Response: When we were preparing the registration statement, we did not believe that Ciralight, Inc. was our predecessor because of the fact that we did not have any direct dealings with Ciralight, Inc. and instead dealt with Mr. George Adams, Sr., the only secured creditor of Ciralight, Inc. However, in light of the fact that our auditors treated Ciralight, Inc. as our predecessor in preparation of the audited financial statements included in our registration statement and in light of the definition of predecessor in Rule 405 of Regulation C, we have concluded that Ciralight, Inc. is our predecessor.

Manufacturing, page 28

11. Please disclose the names of your manufacturers, discuss the material terms of those agreements, and file them as exhibits. Please do the same with your dealers and distributors.

     Response: We have amended our registration statement to include the following disclosure with respect to our manufacturers. Accordingly, the section of our prospectus entitled "Manufacturing" has been amended to read in its entirety as follows:

     "At the present time, we do not directly manufacture our Smart Skylight(TM) products, as all manufacturing is outsourced to companies in the United States. All of the manufacturers of our component parts are all located within the United States and our products are made in the United States. We have an excellent relationship with all our manufactures. We purchase components from our manufacturers by purchase orders. The terms of these purchase orders are typically Net 30 days, although we have elected to pay for our purchases at the time of delivery. Therefore, we have fully paid for our entire inventory of components at our Corona, California warehouse. The terms our purchase orders with our manufacturers are F.O.B. origin. As the purchaser of these component parts, we are, therefore, responsible for the cost of shipment of our purchases from a manufacturer's location to our warehouse in Corona, California where all our components are stored. As orders are placed, the components are picked and kitted for shipment to the job site. The assembly and installation of the components occurs at the jobsite and is handled by our dealers or distributors and their subcontractors. We have no role or responsibility with respect to the installation or assembly of our products.

     Our manufacturers were chosen based on two critical factors: (1) the quality control programs they have in place at their facilities and (2) their ability to handle large volumes for producing our component parts. All of our manufacturers and suppliers are standard fabrication and assembly companies capable of meeting large volume product demands and, therefore, have excess capacity to handle significant increases in sales. Although we are dependent on our manufacturers and suppliers, we have alternative firms who could provide the same production to us on short notice.

     Our manufacturers include the following:

       Manufacturer                      Component                    Location
       ------------                      ---------                    --------

     All Metals                     Mirror Assembly                   Texas
     Angell & Giroux                Lightwells                        California
     Apex Plastics                  GPS Controller Case               Texas
     Empire Metal Products          Lightwells                        Arizona
     KCC International              Roof Curbs                        Kentucky
     Malcolite Corporation          Lenses                            California
     Ray's Plastics                 Super Acrylic Dome                California
     Solar Industries               Dome Metal Frame                  Arizona
     Suntron Corporation            GPS Electronics and Assembly      Texas

     We have also included the Material Liability Agreement with Suntron Corporation as Exhibit 10.19 by amendment to our registration statement. This is the only written agreement we have with any of our manufacturers, as we purchase our parts and components from our other manufacturers on a purchase order basis only.

     We have also amended the section of our prospectus entitled "Markets and Marketing" to include the following information about our dealers and distributors:

     "Currently, we have contracts with the following dealers and distributors:

     Dealers:

     Chaparral Green Energy Solutions, LLC (1)
     Eco-Smart, Inc.
     J-MACS Consulting, LLC
     Green Tech Design-Build, Inc.
     Kemper & Associates, Inc., d/b/a Total Roofing & Reconstruction The Energy Solutions Group Worldwide, LLC

     Distributors:

     Globalight Energy Solutions, LLC (United States) (2)
     RSB Construction LTD. (Turkey)
     ZEEV Shimon & Sons, Ltd. (Israel)

     ----------
     1. Chaparral Green Energy Solutions, LLC is owned in part by David E. Wise, Esq., our securities attorney. See "Certain Relationships and Related Transactions - Transactions with David E. Wise, Esq., Our Securities Attorney."
     2. Globalight Energy Solutions, LLC is owned in part by Jeffrey S. Brain, our President. See "Certain Relationships and Related Transactions - Transactions with Our Executive Officers."

     Dealer Agreements:

     Our dealer agreements are non-exclusive as no single dealer has been awarded the exclusive right to market and sell our products within any geographical area. Our dealer agreements typically have an initial term of three years with options to renew for additional one year periods provided that the dealers have complied with the terms and conditions of their dealer agreements. Our dealers purchase our skylights at our Dealer Price Level and they are encouraged to sell our skylights as our suggested retail price. However, our dealers may sell our skylights at any price they wish. We require our dealers to make a 50% deposit at the time they place an order with the balance of 50% payable upon delivery F.O.B. our Corona warehouse. We may grant better payment terms to dealers who have good payment histories with us in which case we may grant them Net 21 Day or Net 30 Day terms. Since we ship our skylights F.O.B. our Corona warehouse, our dealers or customers bear the cost of shipping and bear the risk of any loss or damage from shipping.

     Distributor Agreements:

     In the international markets, we will generally select large companies to act as our exclusive distributors in a foreign country. Our payment terms with our domestic and international distributors are the same as our terms with our dealers. Our international distributors are responsible for all costs associated with clearing customs and any tariffs. We encourage our international distributors to recruit dealers with their territories to sell our skylights. Currently, we have one distributor in Israel and one in Turkey. We have received interest in our distributorships from companies in Australia, Brazil, Canada, Denmark, Germany, Greece, Korea, Mexico, Poland and Romania; however, we have not reached any definitive terms with any one is these countries."

     We have included all of our dealer and distributor agreements (not previously filed) as Exhibits 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 and
     10.17 by amendment to our registration statement. Please be advised that although the title of the agreement included in the amendment as Exhibit
     10.13 says "Dealership," it is, in fact, a distributor agreement.

Markets and Manufacturing, page 28

12. We note that you intend to initiate a major marketing campaign shortly. Please clarify whether these efforts will be funded by current working capital or whether and how you intend to raise funds for such initiatives.

     Response: By amendment to our prospectus, we have added the following disclosure regarding our major marketing campaign and how we intend to pay for it:

     "Our marketing campaign will be focused on creating consumer awareness of our products and the benefits users of our products will realize through energy and cost savings. Our marketing campaign will include attending industry related business conventions and trade shows and directly contacting green industry associations and businesses. We are members of the United States Building Council and the Daylighting Collaborative. We are also an Energy Star Partner. We intend to be very active in "green" initiatives on both local and national levels.

     Our marketing campaign will include direct and indirect contacts through our dealers and distributors with property owners, businesses in the building and construction industries, such as roofing and lighting companies, as well as architects and engineers.

     We intend to fund our marketing campaign from our working capital."

13. We note that you have named the retailers to whom you have sold and installed your products. Please clarify whether these represent one time sales and projects or ongoing relationships. Clarify, further, the extent of your sales to these entities.

     Response: We have completed installations of our skylights at two Ace Hardware Stores, two Office Depot stores, one IKEA store in Canada and we doing an installation at our fourth Whole Foods store. We recently installed our first units at a Fresh and Easy store. The Patagonia installation was at their main facility and included nearly 200 skylight units and they are very pleased with the results. Boeing installed 26 units in December 2009 as a test of our products and they have advised us that they are very pleased with the results. Johnson & Johnson installed 66 units at their facility in Mexico. Phoenix Sky Harbor Airport installed 12 units as a test in their Terminal 3.

     We are trying to develop ongoing relationships with major retailers, big box stores and major corporations and governmental units. We are not putting much effort in pursuing one time, one unit sales. However, every sale adds up for us.

Competition, page 29

14. Please revise your disclosure to provide a better sense of the size and scope of your competitive condition versus the competitors that you name in this section.

     Response: We have amended our filing by adding an additional disclosure in Risk Factor No.2 as follows:

     "Our major competitors in the active skylight market are Solar Tracking Skylights, Inc., Natural Lighting, Inc. and Sundolier. Our major competitors in the passive skylight market are Solatube, Inc., Sun Optics and Mondraught Skylights."

     We have also amended Risk Factor No. 2 to differentiate the strength of our passive skylight competitors and our active skylight competitors by amending the second paragraph of this risk factor to read as follows:

     "Most of our passive skylight competitors have greater financial resources, larger staffs and more effective marketing and manufacturing organizations than ours, while our active skylight competitors are smaller companies with minor, if any, competitive advantages over us."

     We have also amended our filing by adding the following disclosures in the Competition section of our Description of Business disclosure:

     "Our major competitors in the active skylight market are Solar Tracking Skylights, Inc., Natural Lighting, Inc. and Sundolier. Our major competitors in the passive skylight market are Solatube, Inc., Sun Optics and Monodraught Skylights. Therefore, our markets are highly competitive and many of our passive skylight competitors have greater financial and human resources that we have, while our active skylight competitors are smaller companies with minor, if any, competitive advantages over us. We will compete with these competitors by offering better products at competitive pricing. If we fail to effectively compete with our competitors, then we may not be able to stay in business. These competitors have already successfully marketed and commercialized products that compete with our products.

     Our competitors may succeed in developing or licensing products and technologies that are more effective or less costly than our products and the products that we are developing. If we are unable to compete successfully, we will not be able to sell enough products at a price sufficient to permit us to generate profits."

Our Intellectual Property, page 29

15. We note the disclosure in your risk factors that you are in the process of obtaining foreign patent applications and trademarks. Please discuss this in more detail. Currently you only mention one patent application.

     Response: This response relates to both Comment No. 15 and No. 17. We have amended Risk Factor No. 10 by revising the first sentence to read as follows:

     "We own one United States patent and have one pending U.S. patent application. In addition, we have pending patent applications in Canada, Europe and Mexico."

     We have also amended the disclosure under the section entitled "Our Intellectual Property" in our Description of Business to fully explain our patent and various patent applications in the U.S., Canada, Europe and Mexico. We have amended the second paragraph in this section and added a third paragraph. The second and third paragraphs in this section now make appropriate disclosure of our patent and patent application status and read as follows:

     "We currently own United States Letters Patent No. 7,430,077 for "Solar Tracking Reflector System for Structure Lighting," which issued on September 30, 2008, and which we acquired in December 2009. This patent covers our three mirror system that is included in our Suntracker One(TM) product and expires on May 25, 2027. We also own United States Patent Application No. 12/323,935 for "Solar Tracking Reflector System for Structure Lighting," which was filed on November 26, 2008, and acquired by us in December 2009. Our U.S. patent application covers our "one or more" mirror system and, therefore covers both our Suntracker One(TM) product (which has three mirrors) and our Suntracker Two(TM) product (which has one mirror).

     We currently have one European patent application pending before the European Patent Office (European Patent Application No. 07797814.6). We also have one Canadian patent application pending before the Canadian Intellectual Property Office (Canadian Patent Application No. 2,667,258). In addition, we have one Mexican patent application pending before the Mexican Institute of Industrial Property (Mexican Patent Application No. MX/a/2008/015119). Our Canadian, European and Mexican patent applications cover our one or more mirror systems and, therefore, covers both our Suntracker One(TM) and Suntracker Two(TM) products. We do not have any products that are not covered by our US Patent or our US, Canadian, European and Mexican patent applications."

16. Please revise your disclosure to explain the role of your third party consultants?

     Response: Aside from our patent counsel, we do not have any third Party consultants working on our intellectual property. We have amended this disclosure to delete references to third party consultants.

17. Please disclose the duration of your patent. Please also clarify which of your products this patent applies to and which products are without patent protection.

     Response: Our patent expires on May 25, 2027. Please see the disclosure in our response to Comment 15, above, for a discussion clarifying which products our patent applies to and which products are without patent protection.

Description of Property, page 29

18. Disclose the terms of Ciralight Global's office space in Irvine, California. We note the disclosure in "Note 7. Commitments and
     Contingencies: Operating Leases" on page F-36. Please also reconcile this disclosure with that in footnote 4 on page 44.

     Response: We have reconciled disclosure of the terms of the Company's office space in Irvine, California in Note 7 on page F-36 and in footnote 4 on page 44 of the original filing. In addition, we have included in our amended filing, Exhibit 10.20 Material Terms of Verbal Lease Commencing May 1, 2009, by and between the Ciralight Global, Inc. and iCapital Finance, Inc., which summarizes the terms of the sublease of the Company's office space in Irvine, California. We have also amended our filing by including the following disclosure related to the Irvine office:

     "From May 1, 2009, until March 31, 2010, we subleased space for our executive offices at 2603 Main Street, Irvine, California 92614 from iCapital Finance, Inc., a company owned by our former President, Randall Letcavage. The rental arrangement for this office space also include staff of iCapital Finance, Inc. performing certain office support services to us. We paid iCapital Finance, Inc. $3,000 a month for this space. We no longer use this property and have no obligation with respect to the verbal lease."

Legal Proceedings, page 30

19.  As appropriate, continue to update the disclosures of the three lawsuits.

     Response:

     We have reached verbal agreements to settle with some of these litigants and will update the disclosures of the three lawsuits in a subsequent amendment once these settlements are signed by all parties and approved by the courts.

Summary Financial Data, page 32

20. Please clearly label the registrant column and the prior company columns. Similarly, provide additional clarity in this regard elsewhere throughout the filing, such as in MD& A.

     Response: By amendment, we have clearly labeled the registrant and prior company columns in the MD&A and elsewhere throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

21. Please revise the MD&A section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350
     (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosure about liquidity, capital resources and critical accounting.

     Response: The MD & A has been revised in accordance with the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19,
     2003). Critical areas have been expanded for a more meaningful disclosure.

22. We note the disclosure that you acquired the Suntracker One, Suntracker Two, and other daylighting products previously owned and distributed by Ciralight, Inc. Please identify and discuss these other daylighting products.

     Response: We do not have any "other daylighting products," as the only products we have are the SunTracker One(TM) and the SunTracker Two(TM). We have made appropriate revisions to the filing to eliminate the "other daylighting products"language.

Operating Expenses, page 38

23. Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the decrease in operating expenses from 2007 to 2008 is due to decreases in both selling and professional costs without further explanations as to why these expenses decreased from 2007 to 2008. Please also quantify the impact of each business reason discussed.

     Response:  We have included further  explanation of these expenses and have
     quantified  their  impact.  Our  amended  narrative   discussion   provides
     clarification and detailed disclosures.

Contractual Obligations, page 39

24. Please revised your table of contractual cash obligations to include a line item for estimated interest payments on your note payable based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please also disclose any assumptions you made to derive these amount in a footnote to the table.

     Response: We have amended the Contractual Obligations table to include estimated interest payments as a separate line item and we have added an explanatory footnote for clarification and increased transparency.

Capital Resources, page 39

25. Please disclose whether you have any plans to engage in a capital raising transaction.

     Response: We do not currently have any plans to engage in a capital raising transaction. We believe we can grow our business with our cash flow. However, if the need for additional capital arises, our board of directors will consider various avenues such as a capital raising transaction or debt financing.

26. We note the disclosure that "other than our lines of credit, we currently do not have any binding commitments for, or readily available sources of, additional financing." Please discuss these lines of credit and file any related contracts as exhibits.

     Response: We do not have any lines of credit and have revised our disclosure by deleting any reference to lines of credit.

Anti-Dilution Shares, page 47

27. Please clarify whether you are attempting to register the rights discussed in this section.

     Response: All rights to anti-dilution shares have been exercised and there are currently no anti-dilution rights outstanding. We are not attempting to register the rights discussed in this section.

Financial Statements - Ciralight, Inc.

28. The Adams Agreement and related transactions occurred in April 2009, which is more than three months subsequent to the most recent financial statements included in the filing for Ciralight, Inc. Please include the 2009 interim financial statements for Ciralight, Inc. in the filing. If Ciralight, Inc. is deemed a predecessor, these financial statements should be audited. If Ciralight, Inc. is not deemed a predecessor, these financial statements may be unaudited.

     Response:

     Background Information. Prior to our incorporation, there existed a company named "Ciralight, Inc." (referred to herein as "Old Ciralight") that was in the advanced skylights business. By the end of 2008, Old Ciralight was in dire financial straits and was having difficulty retaining staff, making sales, paying for component parts and other trade payables, paying its office and warehouse rents and servicing its heavy debt load. In January 2009, several officers and directors resigned from Old Ciralight and many of its employees either left the company or were laid off.

     On January 27, 2009, Old Ciralight granted Mr. George Adams, Sr., its only secured creditor, the right to (i) manufacture the Old Ciralight product on an exclusive basis and unconditionally and (ii) market and sell the its product, and agreed to ship all of its inventory to a facility owned or controlled by Mr. Adams in Ontario, California. For intents and purposes, Old Ciralight ceased its operations on January 27, 2009.

     The revenues received by Old Ciralight in January and February 2009 were directly related to sales that had been made in 2008 and covered the sale and delivery of approximately 150 Suntracker One(TM) products, a very nominal volume. After January 27, 2009, no meaningful or material business activities occurred in Ciralight Global, Inc. For a few weeks thereafter, the staff was reduced to two people who were charged with sorting out the debts and winding down the business.

     Mr. Adams began working with the people who would become the management and principals of Ciralight Global, Inc. during February 2009 and such management incorporated Ciralight Global, Inc.on February 26, 2009. The original plan between Mr. Adams and Ciralight Global, Inc. was for Ciralight Global, Inc. to handle sales, manufacturing, marketing and fulfillment of Ciralight products on behalf of Mr. Adams. So, Ciralight Global, Inc. immediately began manufacturing the Suntracker One(TM) products, leased warehouse space, negotiated with suppliers for component parts, agreed to repair or replace defective products that had been previously sold by Old Ciralight and installed by Old Ciralight's dealers and contractors.

     On March 15, 2009, Mr. Adams formally foreclosed on all of the assets of Old Ciralight. By the end of March 2009, Mr. Adams and Ciralight Global, Inc.'s management began negotiations pursuant to which Ciralight Global, Inc. would purchase all of the foreclosed assets from Mr. Adams.

     In April 2009, we entered into an Exchange of Stock for Assets Agreement with Mr. George Adams, Sr. ("Adams Agreement") to acquire certain assets including, but not limited to, a patent, a patent application and other patent rights, artwork, trademarks, equipment, furniture, databases, technical drawings, promotional materials, trade names and inventory parts and marketing rights related to the Suntracker One(TM) and Suntracker Two(TM) products previously owned and distributed by Ciralight, Inc., a Utah corporation, such assets having been foreclosed on by Mr. Adams, who was the secured creditor of Old Ciralight. We have no affiliation, contractual or otherwise, with Old Ciralight.

     In April 2009, we acquired all of the above described assets from Mr. Adams, except for the patent, the patent application and other patent rights, in exchange for 3,200,000 shares of our common stock and 1,000,000 shares of our Series A Preferred Stock. In December 2009, we acquired the patent, patent application and other patent rights from Mr. Adams in exchange for the issuance by us of an additional 400,000 shares of our common stock and a convertible promissory note in the amount of $250,000. The note is convertible into shares of our common stock at a conversion rate of one share per $.25 of outstanding principal and interest. As a result of this transaction, Mr. Adams is our largest shareholder.

     We believe that the following unaudited information related to Old Ciralight and Ciralight Global, Inc. supports of our argument that during the first quarter of 2009, Old Ciralight conducted no material or meaningful business and for all intents and purposes was dead:

     Ciralight Global
     Comparisons for the SEC Request to Not Audit the Stub Period

     Net Loss Comparisons:
     Comparison of Old Ciralight Net Loss:
     Net Loss During FY for 1/1/09 through 3/14/09                   79,787.29
     Net Loss During FY 2008                                      3,792,271.87
     2009 Net Loss as a percentage of 2008                                   2%

     Comparison of 2009 Net Loss - Old Co. to New Co.
     Net Loss During FY for 1/1/09 through 3/14/09                   79,787.29
     Net Loss for Ciralight Global (2/26/09 - 12/31/09              820,289.00

     Loss if both Companies had been combined in 2009               900,076.29
     Old Ciralight loss as a percentage of new co. loss                      9%

     Revenue Comparison:
     Revenue 1/1/09 - 3/14/09                                       179,894.09
     2008 revenues for old co                                     1,592,263.00
     2009 revenues as a percentage of 2008                                  11%

     Summary: As can be seen from the table above and the narrative discussion above, the losses and revenues when compared to both the prior year for Old Ciralight and to 2009 for New Ciralight are immaterial. The Company further notes that there is not a full quarter of activity for Old Ciralight in 2009.

     REQUEST FOR WAIVER: Based on the foregoing, we believe that since any revenues received or losses incurred by Old Ciralight in the first quarter were immaterial and since Old Ciralight was out of business on January 27, 2009, the inclusion of audited financial information for the first quarter of 2009 would not have a material effect on an investor's decision about whether or not to invest in the Company. We also believe that the time and expense of such an audit would be unreasonable and of no value to the Company, our shareholders or investors. Therefore, we respectfully request that the Staff waive any requirement for the Company to provide audited financial statements for the first quarter of 2009, so that we do not have to bear unnecessary expenses and effort and so that we have no unnecessary delay in the review and processing of our registration statement.

Financial Statements - Ciralight Global, Inc.

Report of Independent Registered Public Accounting Firm, page F-22

29. Please make arrangements with your auditor to have it revise both its audit Report and related consent to refer to the statement of operations, stock-Holders' equity and cash flows for the period from February 26, 2009 (date of inception) to December 31, 2009 rather than the year ended December 31, 2009.

     Response: Our auditor has made the requested revisions in its audit report and related consent.

Statement of Operations, page F-24

30. Since the cost of goods sold line item is excessive of depreciation and amortization, please remove the gross profit line item from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of goods sold indicate that it is exclusive of depreciation and amortization. If Ciralight, Inc. also excluded depreciation and amortization from cost of goods sold, please revise its presentation and disclosures throughout the filing as well. Refer to SAB Topic 11:B.

     Response: "Gross profit" has been replaced with "gross margin" as a line item. In addition, the line items and disclosures throughout the filing relating to cost of goods sold have been amended to indicate that cost of goods sold is exclusive of depreciation and amortization. These changes were made for both the registrant and the prior company, since both were subject to correction.

Statement of Stockholder's Equity, page F-25

31. On page F-25, you indicate that the 3,200,000 shares were recorded at $0.09/share. On page F-34, you indicate that the 3,200,000 shares were issued at a value of $0.01/share. Please revise this inconsistency.

     Response: We have corrected this inconsistency by amending the filing to reflect the correct amount of $0.09/share.

3.   Summary of Significant Accounting Policies

32. Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

     Response: We have amended our filing to disclose our accounting policy for shipping and handling costs.

Revenue Recognition, page F-29

33. You disclose that commencing April 2009, you provide a five year warranty covering labor and materials associated with your installations. You also disclose that effective September 2009, you changed the coverage to 10 years in California and generally five to 10 years elsewhere in the U.S., depending upon each state's specific requirement. Please disclose the information required by FASB ASC 460-10-50-8regarding your product warranty costs, if applicable.

     Response: We have amended our filing to disclose our accounting policy for product warrant costs as required by FASB ASC 460-10-50-8.

Convertible Notes Payable, page F-31

34. Please disclose why you are not separately accounting for liability and equity components associated with the convertible notes until January 1, 2010.

     Response:  We have amended our filing to disclose why we are not separately
     accounting  for  liability  and  equity  components   associated  with  the
     convertible notes.

4. Balance Sheet Information, page F-32

35. Please disclose in greater detail on pages F-34 and 47 the terms of the anti-dilution rights agreement. Please disclose the duration of the anti-dilution rights agreement. Please disclose the duration of the anti-dilution rights agreement. Please disclose how the dollar amount of the parties must pay to receive additional shares pursuant to the anti-dilution rights agreement is determined for each issuance. Please disclose the dollar amount and form of consideration that you received in return for each issuance of shares pursuant to this anti-dilution rights agreement. Please disclose how you account for these issuances under the anti-dilution rights agreement. Please tell us supplementally how you applied the accounting literature that you are relying upon.

     The Company relied upon and applied the accounting literature for stock-based compensation under the provisions of FASB ASC 718 (Statement of Financial Accounting Standards No. 123 (revised 2004), ("SHARE-BASED PAYMENT"), which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant date fair value and generally recognizes the costs in the financial statements over the employee's requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718.

     On April 1, 2009, the Company adopted the provisions of FASB ASC 718-10 "Share-Based Payment."

     Section 11 Subsequent Events of the 2009 financial statement footnotes of Ciralight Global, Inc. were amended and revised to include the following narrative relating to the anti-dilution rights and subsequent related stock issuance:

     "In January 2010, 352,941 common stock shares at $.25 per share, with an aggregate value of $88,235, were issued as compensation and for services rendered in order to satisfy the anti-dilution rights. The Chief Executive Officer and Chief Financial Officer of the Company were each due $30,000 in aggregate compensation resulting from $3,000 per month accrued for each of them from March through December 2009. In addition, the Chief Financial Officer was due additional compensation of $29,876 for the period from

     February 26, 2009 (inception) to December 31, 2009. Our board of directors granted anti-dilution rights to Jeffrey Brain, iCapital Finance, Inc. (a company owned by Randall Letcavage, our former Chief Executive Officer, and his business partner, Rosemary Nguyen), Randall Letcavage and David E. Wise, our securities counsel. These anti-dilution rights entitled Jeffrey Brain, iCapital Finance, Inc., Randall Letcavage and David E. Wise to acquire additional shares of our common stock at $.25 per share in order to maintain their original percentage ownership in the our common stock. The rights entitled the holders to acquire additional shares as a result of the private offering conducted by the Company. The anti-dilution rights agreement entitled the holders to acquire their additional shares prior to March 31, 2010, at the same share price of $.25 that subscribers were purchasing stock for in the private offering. The holders exercised their rights during December 2009."

36. Please tell us the basis for classifying the stock payable shown on page F-33 as a liability as opposed to including it as a line item in stockholders' equity. In doing so, please tell us the accounting literature that you relied upon and how you applied that literature.

     Response: We have amended and corrected the filing to properly classify the liability as Accrued Compensation, as opposed to Stock Payable. Related information and narratives elsewhere in the filing have also been corrected.

Exhibits

37. If Ciralight Global is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, Ciralight Global should provide a written description of the contract as an exhibit to the registration statement. For guidance, you may wish to refer to Question and Answer 146.04 in the Regulation S-K section of our "Compliance & Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov. We note the disclosure on page F-36 that Ciralight Global's leases in Corona and Irvine, California are "verbal" month to month leases.

     Responses: We have been party to two oral contracts in the past: one covering our sublease of our former offices in Irvine, California, and a second one covering our lease of our office and warehouse facility in Corona, California. We have included by amendment Exhibit 10.20 (Irvine sublease) and Exhibit 10.21 (Corona lease) setting forth the material terms of those oral contracts.

                Additional Information Related to FINRA Comments:

     We received a comment from FINRA requesting that we limit the compensation payable to any underwriter to 8%. Accordingly, we have amended the section entitled "Plan of Distribution" by adding the following disclosure:

     "In the event that a selling shareholder sells all or part of the shares offered in this prospectus through an underwriter, the maximum compensation paid to any such underwriter shall be 8% and shall be paid by such selling shareholder."

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Jeffrey S. Brain
   ---------------------------------
   Jeffrey S. Brain
   President